Mountain Renewables, Inc.
1772 Grape Street
Denver, CO 80220
720-341-8235

December 18, 2009

Ms. Pamela Long, Assistant Director
Division of Corporate Finance
Securities and Exchange Commission
100 F Street, NE
Washington D.C. 20549

Re:       Mountain Renewables, Inc.
Registration Statement on Form S-1
File No 333-159577

Dear Ms. Long:

We are submitting herewith the Fourth Amendment to Form S-1 filed previously. We have incorporated changes in the document per the Commission’s letter dated December 9, 2009.

This letter makes reference to each comment of the Commission and details the changes we have made.

1.   On page 17 of Managements Discussion and Analysis or Plan of Operation and also on page 4, Prospectus Summary we have clarified that we have no present arrangement with management or others for additional funds. We also clarify that management is not obligated to fund us and there is no contingent agreement with management or others to fund us.

We have deleted the table on page 17. This table was intended to show a calculation of our breakeven cash flow and the sales we believe necessary to achieve breakeven. As we are uncertain as to when, or if, we can achieve sales of 100 collectors and 30 mounting packages per quarter, the table could be misleading.

Furthermore, on page 17 and 19 we disclose that have no presently affordable alternative marketing plan to achieve breakeven cash flow, i.e., increase collector sales from two per quarter to 100 per quarter. We explain our belief that  improvement in our sales performance will be forthcoming solely from improvements in the business environment and not from a change in our business plan. We discuss our belief in gradual improvement in the economy and the positive effect that such change would have on our business. However, without knowledge of the future, we can not reasonably determine or disclose a timetable to ramp up sales.

2.   On page 17 and elsewhere in the document we have identified Ambermax IV by name as the company in which Mr. Wiegand served as officer and director.

Ms. Pamela Long, Assistant Director
December 17, 2009

3.   On page 19, Our Potential for Growth, we clarify that we believe we must sell a minimum of 100 collectors and 30 mounting packages per quarter to achieve a breakeven cash flow.

On pages 16, 17  and 19 we discuss our belief that our industry is presently negatively impacted  by factors in the business environment over which we have no control. and that consequently are unable to identify or disclose our “timetable” for improved sales results.

Furthermore, on pages 16, 17 and 19 we disclose that we have no present alternative marketing plan to increase sales and no cash reserves available to spend on affecting such a marketing plan. We further discuss how this leaves us dependent on our present low overhead business plan to achieve more sales in a stronger economy.

4.   On page 24, Summary Compensation Table, we have deleted the inappropriate reference to “Bristlecone Associate and its shareholders,”  that was noted in the introductory language.

5.   Exhibits, page I-2, contains an updated consent of our independent auditor.

We believe the document is much improved and await the Commission’s response.

Sincerely,

MOUNTAIN RENEWABLES, INC.

/s/ Richard Giannotti,
Richard Giannotti, President